EXHIBIT 99.3

Axonyx, Inc.

Nomination/Governance Committee Charter

I. Purpose

The primary objectives of the Nominating/Governance Committee are to assist the Board of Directors by: (a) identifying individuals qualified to become Board members, evaluating candidates proposed by members of the Board or others, and recommending that the Board select a group of Director nominees for each annual meeting of the Company’s stockholders; (b) recommending qualified and experienced Directors for membership on Board committees and assisting the Board in determining that members of the Audit, Compensation and Nominating/Governance Committees shall l be independent as required by the Nasdaq Stock Market and other requirements pertaining to Committee members, or Directors generally, under applicable law or regulation; and (c) developing and recommending to the Board, and upon adoption by the Board, overseeing the implementation and review of, a set of effective corporate governance principles applicable to the Company.

II. Organization

The Nominating/Governance Committee shall consist of three or more Directors, each of whom shall satisfy the applicable independence requirements of the Nasdaq Stock Exchange and any other requirements pertaining to members of the Committee, or Directors generally, under applicable law or regulation.

Committee members shall be appointed by the Board, and members shall serve until their successors shall be duly elected and qualified. The Committee’s chair shall be designated by the Board. If the chair is not present at the meeting, the member with the longest service on the Committee shall serve as the chair for that meeting.

III. Structure and Meetings

The Committee has four regularly scheduled meetings each year, and shall have such additional meetings as it deems appropriate in order to carry out its responsibilities. The chair of the Committee will preside at each meeting and will approve the agenda of items to be addressed at each regularly scheduled meeting. Management will circulate a proposed agenda for each regular meeting to each Committee member in advance of the meeting.

IV. Goals and Responsibilities

In its capacity as nominating committee, the Committee shall:

A.	review possible candidates for Board Membership consistent with the Board’s criteria for selecting new Directors, including a candidate’s professional background, leadership positions, experience, expertise, reputation for integrity, and potential for contributions to the Company;

B.	annually recommend to the Board a slate of Board nominees for election at the annual meeting of the Company’s stockholders;

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C.	review the membership of the Board’s committees and characteristics of Directors which are aligned with membership on particular committees; advise the Board on committee member qualifications; and periodically recommend to the Board a slate for committee membership and committee chairs.

In its capacity as governance committee, the Committee shall:

D.	develop and recommend to the Board a set of corporate governance principles applicable to the Company, review and assess the adequacy of such principles periodically, and recommend to the Board any changes deemed appropriate;

E.	develop and recommend policies on the size and composition of the Board;

F.	make recommendations to the Board as to determinations of Director independence;

G.	review Director compensation levels and practices, and recommend, from time to time, changes in such compensation levels and practices to the Board;

H.	generally advise the Board on corporate governance matter, committee structure and operations and committee reporting to the Board;

I.	oversee Board performance evaluations on an annual basis;

J.	consider questions of possible conflicts of interest of Board members and senior executives of the Company to the extent these matters are not the responsibility of other Board Committees.

The Committee will periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The Committee shall perform any other activities consistent with this Charter, the Company’s By-laws and governing law as the Committee or the Board deems appropriate.

V. Performance Evaluation

The Nominating/Governance Committee shall conduct an annual self-evaluation with respect to its performance, and shall share the results of its self-evaluation with the Board.

VI. Committee Resources

The Nominating/Governance Committee shall have the sole authority to retain and terminate any consultants, legal counsel or other advisors as it may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and terms of employment for any consultants, counsel or other advisors that it retains. Any consultant retained by the Committee shall report solely to the Committee.

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